# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Biomea Fusion, Inc., CIK 0001840439
CUSIP: 09077A106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1599 INDUSTRIAL ROAD, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 10/22/2025
Amends the filing with accession number 0000929638-23-001060
Filed by CIK 0001583977
Persons authorized to receive notices and communications: Neb Obradovic, Cormorant Asset Management, L.P., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116, 857-702-0386

## Reporting persons
- Cormorant Global Healthcare Master Fund, LP (CIK 0001618442): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 477,791; sole dispositive power 0; shared dispositive power 477,791; aggregate amount beneficially owned 477,791 (0.69% of the class)
- Cormorant Global Healthcare GP, LLC (CIK 0001618451): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 477,791; sole dispositive power 0; shared dispositive power 477,791; aggregate amount beneficially owned 477,791 (0.69% of the class)
- Cormorant Private Healthcare Fund III LP (CIK 0001817320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 456,855; sole dispositive power 0; shared dispositive power 456,855; aggregate amount beneficially owned 456,855 (0.66% of the class)
- Cormorant Private Healthcare GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 456,855; sole dispositive power 0; shared dispositive power 456,855; aggregate amount beneficially owned 456,855 (0.66% of the class)
- Cormorant Asset Management, LP (CIK 0001583977): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 950,000; sole dispositive power 0; shared dispositive power 950,000; aggregate amount beneficially owned 950,000 (1.37% of the class)
- Chen Bihua (CIK 0001599214): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 110,792; shared voting power 950,000; sole dispositive power 110,792; shared dispositive power 950,000; aggregate amount beneficially owned 1,060,792 (1.53% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Biomea Fusion, Inc.
Address of issuer's principal executive offices: 1599 INDUSTRIAL ROAD, SAN CARLOS, California (CA), 94070
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment") relates to Common Stock of Biomea Fusion, Inc., a Delaware corporation (the "Issuer" or the "Company"). The address of the principal executive offices of the Issuer is 1599 Industrial Road, San Carlos, CA 94070. This Amendment is being filed by the Reporting Persons to amend the Schedule 13D that was filed on April 30, 2021, as amended by Amendment No. 1 filed on April 3, 2023, Amendment No. 2 filed on July 22, 2025, and Amendment No. 3 filed on October 10, 2025 (as so amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Cormorant Global Healthcare Master Fund, LP
Cormorant Global Healthcare GP, LLC
Cormorant Private Healthcare Fund III, LP
Cormorant Private Healthcare GP III, LLC
Cormorant Asset Management, LP
Bihua Chen
Residence or business address:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship:
Cormorant Global Healthcare Master Fund, LP - Cayman Islands
Cormorant Global Healthcare GP, LLC - Delaware
Cormorant Private Healthcare Fund III, LP - Delaware
Cormorant Private Healthcare GP III, LLC - Delaware
Cormorant Asset Management, LP - Delaware
Bihua Chen - United States

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover page and Item 2.
Number of shares as to which each person has sole or shared power to vote or dispose:
See Items 7-13 of the cover page and Item 2.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon (i) a statement in a Prospectus filed by the Issuer on October 7, 2025 that there would be 69,322,377 shares of Common Stock outstanding following the closing of a public offering described therein, and (ii) a statement in a Current Report on Form 8-K filed by the Issuer on October 7, 2025 reporting that the public offering was expected to close on October 8, 2025.

The shares reported for Bihua Chen reflect shares of Common Stock that she has the right to receive within 60 days upon the exercise of stock options granted to her in her capacity as a director of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Persons effected the following transactions in the Company's Common Stock in the 60 day period beginning on the date requiring the filing of this Schedule 13D: (i) on October 22, 2025, the Reporting Persons sold an aggregate of 820,872 shares of Common Stock in open-market transactions at prices ranging from $1.42 to $1.58 per share (weighted-average price $1.48 per share); and (ii) on October 23, 2025, the Reporting Persons sold an aggregate of 1,800,000 shares of Common Stock in open-market transactions at prices ranging from $1.35 to $1.51 per share (weighted-average price $1.41 per share). The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price of the transactions reported in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described herein, as of October 22, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's outstanding Common Stock.

## Signatures
- Cormorant Global Healthcare Master Fund, LP: /s/ CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP By: Cormorant Global Healthcare GP, LLC, its General Partner, By: Bihua Chen, Managing Member (10/24/2025)
- Cormorant Global Healthcare GP, LLC: /s/ Bihua Chen, By: Bihua Chen, Managing Member (10/24/2025)
- Cormorant Private Healthcare Fund III LP: /s/ CORMORANT PRIVATE HEALTHCARE FUND III, LP By: Cormorant Private Healthcare GP III, LLC, its General Partner, By: Bihua Chen, Managing Member (10/24/2025)
- Cormorant Private Healthcare GP III, LLC: /s/ Bihua Chen, By: Bihua Chen, Managing Member (10/24/2025)
- Cormorant Asset Management, LP: /s/ CORMORANT ASSET MANAGEMENT, LP By: Cormorant Asset Management GP, LLC, its General Partner, By: Bihua Chen, Managing Member (10/24/2025)
- Chen Bihua: /s/ Bihua Chen, Bihua Chen (10/24/2025)